

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2023

Nathan Givoni
Chief Executive Officer
Gelteq Limited
Level 4
100 Albert Road
South Melbourne VIC, 3025
Australia

> **Re: Gelteq Limited**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed September 15, 2023**
> **File No. 333-267169**

Dear Nathan Givoni:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form F-1/A filed September 15, 2023

Financial Statements, page F-1

1. Please note the applicable 12 and 15 month updating requirement guidance regarding your audited financial statements. See the Instructions to Item 8.A.4 of Form 20-F.

You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard I. Anslow, Esq.